March 25, 2020

Peter V. Gioffe
Director, President and Chief Executive Officer
Delhi Bank Corp
124 Main Street
Delhi, NY 13753

       Re: Delhi Bank Corp
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 2
           Filed March 18, 2020
           File No. 024-10818

Dear Mr. Gioffe:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 or Sandra Hunter Berkheimer at (202) 551-
3758 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance